Shareholder meeting

The fund held its Annual Meeting of Shareholders on January 24, 2017. The following proposal was considered by the shareholders:

Proposal: To elect five (5) Trustees (James R. Boyle, William H. Cunningham, Grace K. Fey, Hassell H. McClellan and Gregory A. Russo) to serve for a three-year term ending at the 2020 Annual Meeting of Shareholders. Each Trustee was re-elected by the fund’s shareholders and the votes cast with respect to each Trustee are set forth below.

	Total votes for the nominee	Total votes withheld from the nominee
Independent Trustees
William H. Cunningham	27,415,197.622	746,686.100
Grace K. Fey	27,499,376.622	622,507.100
Hassell H. McClellan	27,425,331.622	736,552.100
Gregory A. Russo	27,523,442.622	638,441.100
Non-Independent Trustees
James R. Boyle	27,495,511.622	666,372.100

Trustees whose term of office continued after the Annual Meeting of Shareholders because they were not up for election are: Charles L. Bardelis, Peter S. Burgess, Craig Bromley, Theron F. Hoffman, Deborah C. Jackson, James M. Oates, Steven R. Pruchansky, and Warren A. Thomson.